NEWBURY STREET II ACQUISITION CORP.

121 High Street, Floor 3

Boston, Massachusetts 02110

September 19, 2024

VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mary Beth Breslin

Re:	Newbury Street II Acquisition Corp.

Registration Statement on Form S-1

Filed August 9, 2024

File No. 333-281456

Dear Ms. Breslin:

This letter sets forth the responses of Newbury Street II Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), to the comment letter dated September 6, 2024 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s registration statement on Form S-1 filed via EDGAR to the Commission on August 9, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its registration statement on Form S-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review. Please note that the size of the offering has been reduced from $200 million to $150 million, and accordingly, there are numerous changes in the numbers presented throughout Amendment No. 1.

The Staff’s comments are repeated below and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Form S-1 Filed August 9, 2024

Cover Page

1. We note your disclosure regarding Class B founder shares issued to the sponsor. Please revise to disclose the amount the sponsor paid for the Class B shares, and include cross references to all disclosures related to compensation and the issuance of securities to sponsors, sponsor affiliates and promoters in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and in response to this comment the information on the cover page has been revised to state the amount the sponsor paid for the Class B shares and to include cross references to all disclosures in the prospectus related to compensation and the issuance of securities to sponsors, sponsor affiliates and promoters in response to this comment.

2. We note potential conflicts of interest disclosure on the cover page. Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also revise your cross references to include cross-references to all related disclosures in the prospectus. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and in response to this comment, the disclosure on the cover page has been revised to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering, and to include cross references to all related disclosures in the prospectus.

3. We note that the indirect purchase of founder shares by non-managing sponsor investors is conditioned upon their indirect purchase of the private placement units. Please also clarify whether the indirect purchase of private placement units by non-managing sponsor investors is conditioned upon their purchase of units in the offering. Secondly, please revise to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors. Lastly, please file any agreements or form of agreements with the non-managing sponsor investors as exhibits, or advise us why they are not material.

Response: The Company acknowledges the Staff’s comment and in response to this comment, the disclosure on the cover page and pages 1, 26, 46, 150, 151and 154 of Amendment No. 1 has been revised to state that the purchase of the non-managing sponsor membership interests is not contingent upon the participation in the offering or vice-versa. Additionally, the Company has revised its disclosure on the cover page and pages 1, 26, 46, 150, 151, 154 and 195 of Amendment No. 1 to disclose the maximum percentage of the offering that could be purchased in the aggregate by the non-managing sponsor investors.

The Company also acknowledges the Staff’s request to file any agreements with the non-managing sponsor investors as exhibits, or advise as to why they are not material.

The Company does not believe the identity of the non-managing sponsor members is material. There is no assurance that any non-managing sponsor member will acquire any units in this offering, and none of the non-managing sponsor members is under any obligation to hold any units or public shares following the closing of this offering. As a result, there is no assurance that any of the non-managing sponsor members will be an investor at the time the Company’s shareholders vote on an initial business combination. None of the non-managing sponsor investors has expressed to us an interest in purchasing more than 9.9% of the units to be sold in this offering, and the number of units ultimately allocated to each non-managing sponsor member will be subject to the discretion of the underwriters for this offering. In addition, unlike non-managing sponsor member arrangements of some other blank check companies, none of the Company’s non-managing sponsor members has voting rights in the sponsor. Further, negotiations between its sponsor and each non-managing sponsor member were handled separately, and no arrangements were made with any non-managing sponsor member with respect to the voting of any securities acquired. As a result, the Company cannot predict how, or if any of, the non-managing sponsor members will vote in connection with an initial business combination. Accordingly, the Company believes naming any non-managing sponsor member in the Registration Statement may have the unintended effect of misleading investors as to the post-offering ownership of the Company and the ability of the Company to complete an initial business combination. For the above reasons, the Company has not identified the non-managing sponsor members or provided any additional information regarding non-managing sponsor member identities in the amendment to the Registration Statement.

4. On the cover page and throughout the prospectus where you discuss non-managing sponsor membership interests and the 3,235,936 founder shares and 404,500 private placement units they represent, please clarify whether these founder shares and private placement units would be either in addition to or included within the 6,118,000 founder shares and 450,000 private placement units held or to be purchased by the sponsor.

Response: The Company acknowledges the Staff’s comment and in response to this comment, the disclosure on the cover page and throughout the prospectus has been revised to clarify that (i) the 2,980,000 founder shares to be received by the non-management sponsor members from the sponsor for purchasing 372,500 private placement units from the sponsor are included in the 6,118,000 founder shares owned by the sponsor, and (ii) the 372,500 private placement units to be purchased by the non-management sponsor members from the sponsor are included in the 452,500 private placement units to be purchased by the sponsor in the private placement which is to close simultaneously with the closing of the public offering of the units.

Prospectus Summary

Proposed Business, page 4

5. Please expand your discussion of the manner in which you will identify and evaluate potential business combination candidates to include disclosure of how significant competition among other SPACs pursuing business combination transactions may impact your ability to identify and evaluate a target company.

Response: The Company acknowledges the Staff’s comment and in response to this comment, the Company has revised its disclosure on pages 7 and 111 of Amendment No. 1.

Prior SPAC Experience, page 5

6. Please expand your disclosure to clearly identify any members of your management team who may be affiliates of your sponsor or promoters and who “worked together” on Newbury Street I, and clarify the significance of the September 25, 2024 date. We also note disclosure on page 4 that your team has experience in “target selection,” etc. If your sponsor, affiliates or promoters have experience in organizing or are involved in any other special purpose acquisition companies, please disclose. This should include disclosure regarding completed business combinations, liquidated SPACs, pending de-SPAC transaction and any SPACs still searching for a target.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 5 of Amendment No. 1 to address the Staff’s comment.

Sponsor Information, page 9

7. We note disclosure beginning on page 32 regarding limited payments that may be made to insiders, including your sponsor, officers, directors and their affiliates. Please revise your compensation table on page 9 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of finder’s, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. Also describe the extent to which any compensation or securities issuance to the sponsor, its affiliates or promoters may result in a material dilution of the purchasers’ equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11 and 113 of Amendment No. 1 in response to the Staff’s comment.

8. Please revise the tables beginning on page 10 and 105 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12 and 114 of Amendment No. 1 in response to the Staff’s comment.

9. Please revise here and on page 104 to discuss the arrangements under which independent directors will receive an indirect interest in founder shares through membership interests in the sponsor, including the number of founder shares they will indirectly own. Please also disclose any circumstances or arrangements under which the SPAC sponsor, its affiliates, and promoters have or could indirectly transfer ownership of securities of the SPAC, including by transferring membership interests in the sponsor. Please see Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in footnote 4 to the Principal Shareholders table to state that each of the independent directors of the Company have been allocated 40,000 founder shares following the Company’s initial business combination as compensation for their services as directors and on page 150 of Amendment No. 1 in response to the Staff’s comment. We call your attention to the section captioned “Transfers of Founder Shares and Private Placement Units” which sets forth “permissible transfers” of founder shares and private placement units (and the securities underlying the private placement units) by the sponsor and our directors and officers under the lock-up provisions of the insider letter and for the restriction on transfers by all members of the sponsor (including non-managing sponsor members) under the sponsor’s amended and restated operating agreement. In addition, as set forth in the disclosure concerning the exceptions to the lock-up provisions of the insider letter, the restrictions are not applicable to transfers to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of our sponsor or their affiliates, as well as the other entities or individuals referred to in the discussion of exceptions.

10. Please clarify the material terms of the exception to transfer restrictions under the sponsor’s operating agreement, referred to in clause (iv) in the table on pages 10 and 105.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 153 of Amendment No. 1 in response to the Staff’s comment.

Ability to extend time to complete initial business combination, page 22

11. In the context of this discussion, please revise to disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including that you may extend the time period to complete a de-SPAC. Please also disclose whether there are any limitations on extensions, including the number of times you may amend the charter to extend or the duration of any extensions, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 26 and on page 48 under the risk factor captioned “We may not be able to complete our initial business combination within the prescribed time frame…” starting on page 47 of Amendment No. 1 in response to the Staff’s comment.

Anticipated expenses and funding sources, page 24

12. Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K. In this regard, we note disclosure on page 97 that you may seek additional financings in connection with meeting working capital needs in the search for the initial business combination, for the completion of an initial business combination, or in connection with the redemption of a significant number of your public shares. In this regard, we note disclosure referencing possible equity, equity-linked securities, loans, advances, debt or convertible debt offerings, forward purchase agreements and backstop arrangements. See Item 1602(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 28 of Amendment No. 1 under the captions “Anticipated expenses and funding sources” and a new section captioned “Possible need for additional financing” in response to the Staff’s comment. In addition, the Company has added a section on pages 9 and 116 under the caption “Proposed Business – Potential Additional Financing.”

Conflicts of Interest, page 33

13. Please revise your disclosure in this section and in similar disclosure beginning on page 135 to clearly state that there are actual or potential material conflicts between the SPAC sponsor, its affiliates or promoters; and purchasers in the offering. Briefly describe all such actual or potential material conflicts, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates or promoters, as noted on page 8. Please see Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 9, 38 through 41 (in the section “Summary – The Offering --Conflicts of Interest”), 116, 135 through 136 (in the section “Proposed Business – Conflicts of Interest”) and 145 through 148 (in the section “Management – Conflicts of Interest”) of Amendment No. 1 in response to the Staff’s comment.

Summary of Risk Factors, page 35

14. Please revise your first or second risk factor to indicate that if the non-managing sponsor investors purchase the full amount of the units for which they have expressed an interest, you would not need any public shares sold in this offering to be voted in favor of the business combination, as you state on page 141 of your prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 45 of Amendment No. 1 in response to the Staff’s comment.

If we are deemed to be an investment company ..., page 80

15. Please revise this risk factor to clearly state that notwithstanding your investment in U.S. government treasury securities or money market funds meeting conditions under Rule 2a-7, you may still be found to be operating as an unregistered investment company. Please also disclose that as a consequence to investors of liquidation, any warrants would expire worthless.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the risk factor included in the initial filing on page 90 states that “Notwithstanding the investment activities described above, we may still be deemed to be operating as an investment company at any time since our inception” and that “[w]ere we to liquidate the Company, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the target company with which we could have consummated an initial business combination.”

Dilution, page 91

16. We note disclosure on the cover page that the sponsor will purchase 450,000 private placement units and BTIG will purchase 270,000 private placement units. This conflicts with the assumption used in the calculation of dilution as described on page 91 that you have issued 6,200,000 private placement shares. Please reconcile.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has corrected the number of private placement shares issued in the assumption used in the calculation of dilution as described on page 100 of Amendment No. 1 to address the Staff’s comment

17. Please provide the basis for your statements here and throughout the prospectus that you do not believe the fiduciary duties or contractual obligations of your sponsor, officers, or directors will materially affect your ability to complete an initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 9, 38 through 39 (in the section “Summary – The Offering --Conflicts of Interest”), 116, 135 through 136 (in the section “Proposed Business – Conflicts of Interest”) and 148 of Amendment No. 1 to address the Staff’s comment.

Sponsor Information, page 104

18. In your compensation table, please revise to include the anti-dilution adjustment of the founder shares, the payment of consulting, success or finder fees to your advisors, and any salaries or fees to be paid to the sponsor and/or its affiliates for their services in particular transactions in connection with the initial business combination, as well as any other payments you view as compensation. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 11 and 113 of Amendment No. 1 to address the Staff’s comment.

Principal Shareholders

Transfers of Founder Shares and Private Placement Warrants, page 142

19. Please reconcile disclosure in this section stating that no member of the sponsor may transfer its membership interests, except with the prior written consent of the managing member or to family members, with disclosure on page 183, which does not disclose these exceptions. If transfers may be made with the consent of the managing member, please describe any limitations on the types or terms of transfers that can be approved by the managing member, or state that there are no limitations. Please also revise these and similar disclosures throughout the prospectus to clarify, if true, that restrictions on the transfer of membership interests would also apply to any non-management sponsor interests.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 150 of Amendment No. 1 to address the Staff’s comment. There are no limitations or restrictions on the types or terms of transfers that can be approved by the manager. The restrictions in the sponsor’s amended and restated operating agreement on the transfer of membership interests apply to the non-managing sponsor members.

Exhibits

20. We note your disclosure on pages 71 and 156 that the exclusive forum provision in your warrant agreement will not apply to Exchange Act claims but will apply to Securities Act claims. The warrant agreement filed as Exhibit 4.4 states that the provision will not apply to suits brought to enforce Exchange Act claims, but does not address whether this applies to Securities Act claims. Please confirm whether the provision will apply to Securities Act claims and revise accordingly.

Response: The warrant agreement provides that the exclusive forum provision will apply to all actions, proceedings or claims against the Company arising out of or relating in any way to the warrant agreement; provided that such provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. In our view, the warrant agreement need not specifically address Securities Act claims, because we are not aware of any Securities Act provisions that provide for the sole and exclusive forum in the federal district court of the United States of America. Our reference in the registration statement to claims under the Securities Act was based on prior Staff comments in other transactions specifically requiring a registrant to reference Securities Act claims in the section of the registration statement dealing with exclusive forum provisions. We direct the Staff, however, to the disclosure on page 80 of Amendment No. 1 as part of the risk factor commencing on page 79 captioned “Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrantholders to obtain a favorable judicial forum for disputes with our company” to the effect “there is uncertainty as to whether a court will enforce that provision and that investors cannot waive compliance with Federal securities laws and the rules and regulations thereunder.”

21. Please have your auditors revise their consent filed as Exhibit 23.1 to refer to the correct Newbury Street II Acquisition Corp inception period consistent with the auditor report.

Response: The Company acknowledges the Staff’s comment and advises the Staff that WithumSmith+Brown P.C. has revised its consent filed as Exhibit 23.1 to refer to the correct Newbury Street II Acquisition Corp inception period consistent with the auditor report in response to the Staff’s comment.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments concerning Amendment No. 1, please contact our counsel, Mark Orenstein of Ellenoff Grossman & Schole LLP, by telephone at (516) 491-6471 or via e-mail at morenstein@egsllp.com

Sincerely,

Newbury Street II Acquisition Corp.

/s/ Thomas Bushey
Thomas Bushey
Chief Executive Officer

Enclosures

cc:	Ameen Hamady

Shannon Menjivar

Pearlyne Paulemon

Pam Lang

Wei Wang

Christian Nagler, P.C. -- Kirkland & Ellis LLP